Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 24, 2015

 OUR PURPOSETO OPERATE OUR CUSTOMERS’ PREFERRED LOCAL SUPERMARKETS AND WORK TOGETHER TO SUPPORT THAT AMBITION  2000  1871  2001  1997  1983  1974  1957  1914  1867  1883  1939  1962  1981  1992  Jules and Auguste Delhaize open their first grocery shop and warehouse in Charleroi  Delhaize has modern manufacturing equipment for the production of its private brands  Move to Brussels and creation of the model for Belgian branch-style retailing, transforming food trade by eliminating intermediaries and unnecessary costs  Delhaize has 744 stores and 1500 affiliated stores all displaying the same corporate identity and selling own private brands; over 700 associates work for the company  Opening of first full service supermarket in Belgium  Delhaize operates 226 Food Lion stores in the US  Company listed on the NY stock exchange  Investment in Food Town Stores in the US (22 stores), later renamed Food Lion  Acquisition of stakes in Super Indo supermarkets (Indonesia); in Belgium introduction of self scan  Delhaize has its own discount brand and positions itself in terms of the quality of its products and services  Launch of the “AD Delhaize” affiliated supermarkets  Acquisition of the 152 Hannaford supermarkets in the US (Northeast) and 51% of Mega Image, the largest Romanian supermarket operator  Company listed on the Brussels stock Exchange (Delhaize Frères & Cie “Le Lion” is created)   Delhaize acquires a majority share in AB Vassilopoulos in Greece  2010  The Group acquires 100% of AB and launches its new strategy, the New Game Plan   2011  The Group acquires 100% of Serbian retailer Delta Maxi Group and adds news markets in central Europe  2013  Frans Muller is appointed CEO of Delhaize Group  2012  The Group is listed in the Dow Jones Sustainability Index  2014  The Group launches its Strategic Framework  Since 1867, operating our customers’ preferred local supermarkets  2015  Proposed merger with Royal Ahold announced

Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration.  In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC.  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close.  Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company.  The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.